UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. )*



Bright Horizons Family Solutions, Inc.
 (Name of Issuer)


Common Stock, par value $0.01 per share
(Title of Class of Securities)


109194100
(CUSIP Number)


December 31, 2013
(Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 109194100

13G

Page 2 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Associates - G
       EIN No.:   20-2194543


2.
                                                     (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (b)		[ ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

5,493 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

5,493 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

5,493 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.01%


12.

TYPE OF REPORTING PERSON
              PN



CUSIP No. 109194100

13G

Page 3 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Bain Capital Fund X, L.P.
       EIN No.: 98-0545381


2.
                                                    (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)		[ ]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

41,415,795 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

41,415,795 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,415,795 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

63.58%


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 109194100

13G

Page 4 of 12 Pages


1.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Associates III, LLC
       EIN No.: 01-0621883


2.
                                                    (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)		[]

3.

SEC USE ONLY


4.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.

SOLE VOTING POWER

290,732 Shares

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

290,732 Shares

8.

SHARED DISPOSITIVE POWER

0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

290,732 Shares

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.44 %


12.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 109194100

13G

Page 5 of 12 Pages


13.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Trust Associates III, LLC
       EIN No.: 01-0624013


14.
                                                    (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)		[]

15.

SEC USE ONLY


16.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

17.

SOLE VOTING POWER

126,239 Shares

18.

SHARED VOTING POWER

0

19.

SOLE DISPOSITIVE POWER

126,239 Shares

20.

SHARED DISPOSITIVE POWER

0

21.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

126,239 Shares

22.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

23.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.19%


24.

TYPE OF REPORTING PERSON
              PN




CUSIP No. 109194100

13G

Page 6 of 12 Pages


25.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Associates III-B, LLC
       EIN No.: 01-0598385


26.
                                                    (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (b)		[]

27.

SEC USE ONLY


28.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

29.

SOLE VOTING POWER

52,780 Shares

30.

SHARED VOTING POWER

0

31.

SOLE DISPOSITIVE POWER

52,780 Shares

32.

SHARED DISPOSITIVE POWER

0

33.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,780 Shares

34.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

35.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.08%

36.

TYPE OF REPORTING PERSON
              PN

CUSIP No. 109194100

13G

Page 6 of 12 Pages


37.

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BCIP Trust Associates III-B, LLC
       EIN No.: 01-0598368


38.
                                                   (a)		[]
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (b)		[]

39.

SEC USE ONLY


40.

CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

41.

SOLE VOTING POWER

8,742 Shares

42.

SHARED VOTING POWER

0

43.

SOLE DISPOSITIVE POWER

8,742 Shares

44.

SHARED DISPOSITIVE POWER

0

45.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,742 Shares

46.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

47.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.01%

48.

TYPE OF REPORTING PERSON
              PN



Item 1(a).	Name of Issuer
       The name of the issuer to which this filing on Schedule
13G relates is Bright Horizons Family Solutions, Inc.
(the "Company").

Item 1(b). 	Address of Issuer's Principal Executive Offices
       The principal executive offices of the Company are located at 200 Talcott Avenue South, Watertown, Massachusetts
02472.

Item 2(a).	Name of Person Filing
       This statement is being filed on behalf of the following (collectively, the "Reporting Persons"): (1) BCIP Associates - G, a Delaware general partnership ("BCIP-G"), (2) Bain Capital
Fund X, L.P. ("Fund X"), a Cayman Islands exempted limited partnership, (3) BCIP Associates III, LLC ("BCIP III"), a
Cayman Islands general partnership, (4) BCIP Trust Associates III, LLC, ("BCIP T III"), a Cayman Islands general partnership,
(5) BCIP Associates III-B, LLC ("BCIP III-B"), a Cayman Islands general partnership, and (6) BCIP Trust Associates III-B, LLC (BCIP T III-B"), a Cayman Islands general partnership.

       Bain Capital Investors, LLC, a Delaware limited liability company ("BCI") is the managing partner of BCIP-G, BCIP III, BCIP
T III, BCIP III-B, and BCIP T III-B. BCI is the administrative member of BCIP TCV and Integral Investors. Bain Capital Partners
X, L.P., a Cayman Island exempted limited partnership ("Bain Capital Partners X"), is the general partner of Fund X. BCI is the general partner of Bain Capital Partners IX.

       The Reporting Persons have entered into a Joint Filing
Agreement, dated February 14, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

       The principal business address of each of the Reporting
Persons is John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship
       Each of BCIP-G and BCI is organized under the laws of the State of Delaware. Each of BCIP-G, BCIP III, BCIP T III, BCIP III-B,
BCIP T III-B and Fund X is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e).	CUSIP Number
       The CUSIP number of the Company's Common Stock is 109194100.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), check 	whether the person filing
is a:  Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ] An investment adviser in accordance with
Section 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d 1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h) [  ] A savings association as defined in Section
3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

  	[  ]  If this statement is filed pursuant to
	Section 240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).  Amount beneficially owned
       This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2013, the following shares were held by the Reporting Persons:

       BCIP-G held 5,493 shares of Common Stock of the Company, representing less than 0.01% of the Company's outstanding shares of Common Stock.

       Fund X held 41,415,795 shares of Common Stock of the Company, representing approximately 63.58% of the Company's outstanding shares of Common Stock.

       BCIP III held 290,732 shares of Common Stock of the Company, representing approximately 0.44% of the Company's outstanding shares of Common Stock.

       BCIP T III held 126,239 shares of Common Stock of the Company, representing approximately 0.19% of the Company's outstanding shares of Common Stock.

       BCIP III-B held 52,780 shares of Common Stock of the Company, representing approximately 0.08% of the Company's outstanding shares of Common Stock.

       BCIP T III-B held 8,742 shares of Common Stock of the Company, representing less than 0.01% of the Company's outstanding shares of Common Stock.

       As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 41,899,781 shares of Common Stock of the Company, representing, in the aggregate, 64.32% of the Company's outstanding shares of Common Stock. The percentage of the Company's outstanding shares of Common Stock held by the Reporting Persons is based on 65,138,465 shares of Common Stock outstanding, as reported in the Company's Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December
3, 2013.

       No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).  Percent of Class
See Item 4(a) hereof.

Item 4(c).  Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:
       BCIP-G	5,493
       Fund X	41,415,795
       BCIP III	290,732
       BCIP T III	126,239
       BCIP III-B	52,780
       BCIP T III-B	8,742


(ii)	shared power to vote or to direct the vote:   0
(iii)	sole power to dispose or to direct the disposition of:
       BCIP-G	5,493
       Fund X	41,415,795
       BCIP III	290,732
       BCIP T III	126,239
       BCIP III-B	52,780
       BCIP T III-B	8,742

(iv)	shared power to dispose or to direct the disposition of:   0

Item 5.	Ownership of Five Percent or Less of a Class
       Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person
        Not Applicable.

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:
       Not Applicable.

Item 8.	Identification and Classification of Members of the Group
       Not Applicable.

Item 9.	Notice of Dissolution of Group
       Not Applicable.

Item 10. Certification
	Not Applicable


SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  February 14, 2014

	BCIP ASSOCIATES-G
	By Bain Capital Investors, LLC,
	its managing partner

	Bain Capital Fund X, L.P.
	By: Bain Capital Partners X, L.P.
	its general partner
	By: Bain Capital Investors, LLC,
	its general partner,

       BCIP Associates III, LLC
       By Bain Capital Investors, LLC,
       its managing partner

       BCIP Trust Associates III, LLC
       By Bain Capital Investors, LLC,
       its managing partner

       BCIP Associates III-B, LLC
       By Bain Capital Investors, LLC,
       its managing partner

       BCIP Trust Associates III-B, LLC
       By Bain Capital Investors, LLC,
       its managing partner




			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director















       Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the
Schedule 13G to which this Exhibit is attached, and such
Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2014


					BCIP ASSOCIATES-G
		               			     	By Bain Capital Investors, LLC,
								its managing partner

			Bain Capital Fund X, L.P.
			By: Bain Capital Partners X, L.P.
				its general partner
By: Bain Capital Investors, LLC,
	its general partner,

       BCIP Associates III, LLC
       By Bain Capital Investors, LLC,
       its managing partner

       BCIP Trust Associates III, LLC
       By Bain Capital Investors, LLC,
       its managing partner

       BCIP Associates III-B, LLC
       By Bain Capital Investors, LLC,
       its managing partner

       BCIP Trust Associates III-B, LLC
       By Bain Capital Investors, LLC,
       its managing partner




			By: _/s/ Michael D. Ward
				Michael D. Ward
				Managing Director











	Page 16 of 15 Pages




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